Filed by Vivendi Universal
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                December 6, 2000


        [Speech made by Edgar Bronfman, Jr. at the Vivendi shareholders'
                        meeting held on December 5, 2000]


MERCI JEAN-MARIE. MESDAMES, MESSIEURS, ACTIONNAIRES DE VIVENDI,

JE SUIS RAVI D'ETRE PARMI VOUS AUJOURD'HUI GRACE AU SATELLITE.
JE M'ADRESSE A VOUS DE MONTREAL OU S'EST TENUE L'ASSEMBLEE DES ACTIONNAIRES
DE SEAGRAM.
J'AI LE GRAND PLAISIR DE VOUS INFORMER QU'ILS ONT APPROUVE DE MANIERE DECISIVE LE RAPPROCHEMENT AVEC VIVENDI ET CANAL+.

SI VOUS LE PERMETTEZ, JE VOUDRAIS CONTINUER EN ANGLAIS PARCE QUE MON FRANCAIS EST RUDIMENTAIRE.

- TODAY'S VOTE TO APPROVE THE MERGER WAS 90% OF SHARES VOTING
  - WELL IN EXCESS OF THE 2/3 REQUIREMENT.

- VOTE SHOWS ALL SHAREHOLDERS STRONGLY FAVOR MERGER.

- SHAREHOLDERS, INCLUDING EMB AND CRB, ARE EXCITED ABOUT THE PROSPECTS FOR VIVENDI UNIVERSAL.

- AS THE NEW COMPANY'S LARGEST SHAREHOLDER, I AM EXCITED ABOUT THE FUTURE. IF THE SHAREHOLDERS OF VIVENDI AND CANAL+ ALSO VOTE TO APPROVE THE MERGER, IT WILL BE MANAGEMENT'S TASK TO DELIVER THE PERFORMANCE NECESSARY TO VALIDATE OUR SHAREHOLDERS' DECISION. I'M CONFIDENT MANAGEMENT WILL DELIVER.

- MERGER IS CULMINATION OF SEAGRAM'S STRATEGY TO TRANSFORM ITSELF INTO A LEADING ENTERTAINMENT COMPANY.

- MUCH LIKE JEAN-MARIE'S TRANSFORMATION OF GENERALE DES EAUX, WE HAVE TAKEN SEAGRAM FROM A TRADITIONAL BEVERAGE BUSINESS TO A WORLD-LEADING ENTERTAINMENT GROUP.

- THROUGH UNIVERSAL, WE BRING TO THIS MERGER THE WORLD'S LARGEST AND MOST SUCCESSFUL MUSIC BUSINESS, A RAPIDLY GROWING THEME PARK BUSINESS, AN ARRAY OF POWERFUL AND PROFITABLE TELEVISION BUSINESSES, INCLUDING USA NETWORKS, AND A MOTION PICTURE BUSINESS WHICH THIS YEAR AND LAST HAS SHATTERED ALL PREVIOUS BOX OFFICE RECORDS OF UNIVERSAL STUDIOS.

- VIVENDI UNIVERSAL OFFERS SHAREHOLDERS TREMENDOUS GROWTH PROSPECTS - STRONGER GROWTH THAN THREE COMPANIES COULD HAVE ACHIEVED AS STAND-ALONE BUSINESSES.

- VIVENDI UNIVERSAL: A FULLY INTEGRATED MEDIA AND COMMUNICATIONS COMPANY, WHICH WILL PROVIDE AN ARRAY OF ENTERTAINMENT AND INFORMATION UNMATCHED BY ANY OF ITS COMPETITORS.

- AND IN THE NEW WORLD OF TOTAL MOBILITY, CONSUMERS WILL ACCESS CONTENT ANYWHERE, ANY TIME OVER ANY DEVICE OR PLATFORM, AND VIVENDI UNIVERSAL IS BETTER POSITIONED THAN ANY OTHER COMPANY TO PROVIDE EUROPEAN CONSUMERS THE ACCESS THEY DESIRE.

- I'M EXCITED AT THE PROSPECT OF WORKING ALONG SIDE JEAN-MARIE AND THE REST OF THE VIVENDI UNIVERSAL MANAGEMENT TEAM TO DEVELOP THIS GREAT COMPANY.

- ET MAINTENANT A VOUS JEAN-MARIE.

                                                      IMPORTANT LEGAL DISCLAIMER


- This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in this forward-looking statements. The forward-looking statements contained in these document address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

- The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

- Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/ prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]